245 Park Avenue, 41st Floor

New York, NY 10167

February 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mr. Edward P. Bartz

Re:	Owl Rock Capital Corporation II
Pre-Effective Amendment No. 3 to Registration Statement on Form N-2
File No. 333-213716

Dear Mr. Bartz:

On behalf of Owl Rock Capital Corporation II (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 to 1:00pm Eastern Time on February 3, 2017, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (212) 419-3000 or, our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

[Signature Page Follows]

Sincerely,

OWL ROCK CAPITAL CORPORATION II

By:	/s/ Alan Kirshenbaum
Name:	Alan Kirshenbaum
Title:	Chief Operating Officer